VIA EDGAR

February 10, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Joseph Ambrogi

Re: Presidio Property Trust, Inc. Request to Withdraw Registration Statement on Form S-11 (File No. 333-264673)

Dear Mr. Ambrogi:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Presidio Property Trust, Inc. (the “Company”) hereby requests the withdrawal, effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement (the “Registration Statement”), including all exhibits filed therewith.

The Company has determined not to pursue the sale of the securities covered by the Registration Statement at this time. The Company confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions, or require any additional information, please do not hesitate to contact Avital Perlman of Sichenzia Ross Ference LLP, counsel to the Company, at (212) 930-9700.

Very truly yours,

/s/ Jack K. Heilbron
Name:	Jack K. Heilbron
Title:	Chief Executive Officer

cc:	Avital Perlman, Sichenzia Ross Ference LLP